AVISTAR COMMUNICATIONS CORPORATION
1875 South Grant Street, 10th Floor
San Mateo, CA 94402
Main 650.525.3300
Fax 650.525.1360
Video 650.525.1580
www.avistar.com

November 11, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-3720

Attention:             Michael Johnson

Re:	Avistar Communications Corporation
Preliminary Information Statement on Schedule 14C
Filed November 5, 2009
File No. 000-31121

Ladies and Gentlemen:

Avistar Communications Corporation (the “Company”) submits this letter in response to oral comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on November 10, 2009, relating to the Company’s Preliminary Information Statement on Schedule 14C (File No. 000-31121) filed with the Commission on November 5, 2009 (the “Information Statement”).

We have attempted to restate the Staff’s comment below followed by our response.

Comment: With respect to the table of pending restricted stock grants that appears on page 14 of the Information Statement, provide the additional information required by Regulation 14C promulgated under the Securities Act of 1933, as amended, including titles for the listed officers and the value of each pending grant.

Response:  The Company has expanded its disclosure in the pending restricted stock grants table to include the required disclosure and a revised draft of the table is attached as Exhibit A to this letter.

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding the Company’s response to the undersigned at (650) 525-3339.  Thank you for your assistance.

Sincerely,

AVISTAR COMMUNICATIONS CORPORATION

/s/ Elias MurrayMetzger
Elias MurrayMetzger
Chief Financial Officer

cc:          Asaf Kharal, Esq.
Vinella I. Sido, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

EXHIBIT A

Name of Officer	Title of Officer	Number of RSU's	Dollar Value of Restricted Stock Units
Stephen Epstein	Chief Marketing Officer	200,000	$90,000
Christopher Lauwers	Chief Technology Officer	400,000	$180,000
Lester Ludwig	Vice President, Intellectual Property Division and Principal Scientist	100,000	$45,000
Marty McFadden	Vice President, Engineering	100,000	$45,000
Elias MurrayMetzger	Chief Financial Officer & Corporate Secretary	100,000	$45,000
Anton Rodde	President; Intellectual Property Division	200,000	$90,000
Rima Van-Hill	Director of Contracts & Assistant Corporate Secretary	100,000	$45,000
Stephen Westmoreland	Chief Information Officer	200,000	$90,000
All executive officers, as a group		1,100,000	$495,000
All directors who are not executive officers, as a group		-	-
All employees who are not executive officers, as a group		300,000	$135,000